June 20, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Sun Kissed Industries, Inc.

Form 1-A

Filed April 30, 2019

File No. 024-10991

Ladies and Gentlemen:

On behalf of our Company, Sun Kissed Industries, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 1 to the Offering Statement on Form 1-A (“Amendment No. 1”) relating to the issuance by the Company of 300,000,000 of shares of Common Stock.

This letter also sets forth the Company's responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff's letter dated May 24, 2019 regarding your review of the Offering Statement on Form 1-A, which was filed with the Commission on April 30, 2019.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No.

Offering Statement on Form 1-A Filed April 30, 2019

Cover Page

1.	It appears you intend to conduct a continuous offering. However, your disclosure that the offering will commence "as of the date on which the Offering Statement of which this Offering Circular is approved by the Attorney General of the state of New York" does not appear to be consistent with Securities Act Rule 251(d)(3)(i)(F), which requires that a continuous offering pursuant to such rule must be commenced within two calendar days after the qualification date. Please advise. If you intend to commence the offering within two calendar days after the qualification date, please revise to make this clear.

We have revised the language in our offering to make the timing of the commencement of our offering clear and consistent with Securities Act Rule 251(d)(3)(i)(F).

2.	We note that you have disclosed a price range, and have disclosed that the offering price will be determined at the time of qualification. Please tell us whether you intend to determine and disclose the offering price prior to qualification. In that regard, we note that you have indicated in Part I that you do not intend to price this offering after qualification pursuant to Rule 253(b).

The offering price will be disclosed via a supplemental filing within 2 days of qualification. We have amended our filing to include this in our prospectus and have checked the appropriate box in Item 4, which had, in error, previously indicated the Company did not intend to price the offering after qualification.

3.	Please adjust your price range so that it falls within the $20 million maximum offering amount for Tier 1 offerings. We note that the high end of your price range suggests maximum offering proceeds of $3 billion.

The total offering is for $3,000,000.00. This is a maximum of 30,000,000,000 shares at the price of $0.0001 per share. We have made adjustments to better disclose the calculation of the range. Please also not that we have engaged in a reverse stock split and have adjusted the ranges accordingly. The range described in Amendment 1 is between 400,000,000 shares at a price of $0.0075 and 240,000,000 shares at a price of $0.0125

4.	We note your reference on your cover page to funds held in escrow. Please revise to clarify whether your funds will be held in escrow.

Our funds will not be held in escrow and the language which makes reference to an escrow process has been removed from the filing.

5.	We note your disclosure that in order to subscribe to purchase the shares, a prospective investor must complete a subscription agreement. Please file the form of such agreement as an exhibit.

We have included a subscription agreement as an exhibit to our filing.

Risks Related to the Securities Markets and Ownership of our Equity Securities, page 13

6.	We note your risk factor on page 13 that your yearly financials are independently audited. Please remove this risk factor as the financial statements in this Offering are unaudited. Please remove any other references to auditors within this document.

We have removed this language from throughout our risk factors.

Principal Stockholders, page 25

7.	Please update your beneficial ownership table on page 25. In that regard, we note that the information in the table is provided as of November 14, 2018.

We have adjusted the beneficial owners table to be representative as of June 18, 2019.

Balance Sheet, page F-1

8.	We note from your balance sheet parenthetical disclosures that as of December 31, 2018 you are authorized to issue 40 billion common shares. However, we also note from your disclosure in Note 8 to the financial statements, your Risk Factor disclosures on page 5, and your Description of Capital on page 26, that you are only authorized to issue up to 10 billion shares of common stock. We also note that Exhibit 2.18 which appears to be the most recent articles of amendment, indicates that you are authorized to issue 6 billion shares of common stock. Please advise and revise your disclosures to be consistent in the appropriate amount of shares authorized to be issued. Additionally, it appears that the par value per share parenthetically disclosed on the balance sheet as $.00001 varies from your disclosure elsewhere of $.0001 par value. Please ensure the disclosures are consistent.

We have corrected throughout.

General

9.	We note that in Item 3 of Part I you check the box indicating that you are providing "bad actor" disclosure pursuant to Rule 262(d). Please tell us where this disclosure is found in the filing.

The checking of the box in Item 3 of Part I regarding “bad actor” disclosure was done in error. There are no bad actors associated with the Company, past or present, and there is accordingly no relevant disclosure. This box has been unchecked.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ Carl Grant

Carl Grant, CEO

Sun Kissed Industries, Inc.

cc: William R. Eilers, Esq.